PRESS RELEASE

ASANKO GOLD DRILLS 57 METERS AT 3.0 g/t GOLD AT TONTOKROM

Vancouver, British Columbia, April 30, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce further drill results from the Phase 1 drilling program at the Tontokrom exploration target, part of the Asanko Gold Mine (“AGM”) concession in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko.  Please refer to the news release dated April 8, 2019 for the results from the first six holes of Phase 1, also included in the summary below.

Highlights - Tontokrom Target

•Drilled 10 holes consisting of 3,140m total (1,080m reverse circulation and 2,060m diamond drill)

•Hole TTPC19-008 intersected 74m at 1.9 grams per tonne gold from 185m

•Hole TTPC19-009 intersected 57m at 3.0 grams per tonne gold from 99m

•Hole TTPC19-010 intersected 44m at 1.7 grams per tonne gold from 191m

•Mineralization open along strike to the southwest and plunging north

•Extending Phase 1 program with additional six drill holes planned to step out a further 250m along strike to the southwest

Commenting on the drilling program, Greg McCunn, Chief Executive Officer, said: “The drilling program at Tontokrom continues to deliver exceptional results, clearly demonstrating this deposit has encouraging widths of mineralization and grade in multiple parallel zones. With the deposit still open along strike, Tontokrom has the potential to become a bulk tonnage, open pit source of ore feed for the existing milling operations at the AGM. As a result of the success, we have decided to expand the Phase 1 program to test the length of the strike along the southwest.

Once the additional Tontokrom drilling has been completed, we expect to start the 5,000 meter drilling program at the Fromenda target soon afterwards, which will seek to confirm the encouraging historic drill results over a strike of 600m.”

Tontokrom Target

The Tontokrom target is located approximately 10km south of the AGM processing plant on the Miradani Mining Lease, It is situated along the Fromenda shear structure, part of the prominent northeast southwest Asankrangwa structural corridor which hosts all nine of AGM’s gold deposits. The area is highly prospective and the site of numerous historic small scale and alluvial mining operations along multiple mineralized parallel structures along the 3km strike under investigation. Historical geochemical anomalies are coincident with the targets, and primary and secondary structures known to control mineralization in the belt have been interpreted from the airborne VTEM and magnetic surveys and extensively mapped on the ground.

Phase 1 Drill Program – Tontokrom Target

The Phase 1 drill program was designed to test the 320m strike length of the existing artisanal pit. The 3,140m program consisted of 12 holes pre-collared to various depths with reverse circulation (“RC”) drills and completed with HQ diamond drilling. Drill holes were set back from the pit edge resulting in longer holes than would normally be drilled in an initial drilling program. Of the 12 holes completed in the program, nine were drilled to their intended depth and three were abandoned due to poor down hole conditions before reaching their intended targets. Sample results have been received for all drill holes (refer Table 1).

The Phase 1 drilling has delineated a strongly mineralized zone hosted within hydrothermally altered sedimentary and granitic host rocks. Mineralization encountered to date is over an approximate 250m strike length, a 250m vertical depth and over a total width of up to 120m horizontal. Mineralization is hosted in wide zones of brittle deformation and alteration with individual true widths of individual mineralized domains within the greater mineralized envelope of up to 50m wide.

Mineralization remains open to the southwest along the structural trend of the shear zone, as shown by very encouraging results in hole TTPC19-006A. Similar to all other deposits in the Asankrangwa Belt, mineralization is hosted in brittle quartz carbonate veins emplaced within altered sedimentary and granite host rocks and is controlled by a series of anastomosing shear structures making up the Fromenda shear corridor. Initial interpretation from geophysics suggested that the mineralization is associated with structural intersections between major north-east trending shears and conjugate east-west faults.  Mineralization appears to be dipping steeply to the north west and plunging to the north. This interpretation is supported by the lack of economic intercepts in TTPC19-003 drilled furthest to the northeast.

Mineralization at Tontokrom is encouraging, with economic intercepts being encountered in eight of the nine drill holes that reached their intended targets. The Phase 1 drilling program has now been expanded to include six additional holes to test the continuity of mineralization a further 250m along strike to the southwest. This program is expected to commence imminently.

N
611000X
611250X
692000Y
691750Y
TTPC19-003
TTPC19-001
TTPC19-010
TTPC19-002
TTPC19-009
TTPC19-008
TTPC19-004
TTPC19-005A
TTPC19-005
TTPC19-006
TTPC19-006A
249m
423m
255m
370m
355m
231m
333m
300m
453m
2
3
4
5
North
East
Legend
Litho
Saprolite
Siltstone
Shales
Sandstone
Granite
Topo
Structures
Base of Complete Oxidation
Top of Fresh Rock
Intercept Au(g/t)
< 0.50
0.50 to 1.00
1.00 to 1.50
1.50 to 2.00
>= 2.00
Mineralisation Envelope

ASANKO GOLD	Plan View	Scale is Approximate	Plot Date 28-Apr-2019	Sheet 1 of 1	Tontokrom Drilling Program	ASANKO GOLD GHANA LTD
			Plot File: Vizex			
			20 0 20m

Figure 1: Tontokrom Target showing drilled hole locations for the Phase 1 drilling program as well as the small scale mining pit (filled with water)

Table 1: Summary of Significant intercepts from the Phase 1 drill program*

Hole ID	From	To	Interval	Grade	Intercept
	(m)	(m)	(m)	(g/t)
TTPC19-001	128	141	13	2.62	13m @ 2.62 g/t
TTPC19-001	162	173	11	1.00	11m @ 1.00 g/t
TTPC19-002	64	85	21	0.94	21m @ 0.94 g/t
TTPC19-002	91	107	16	1.73	16m @ 1.73 g/t
TTPC19-002	136	178	42	2.63	42m @ 2.63 g/t
TTPC19-002	156	178	22	1.24	22m @ 1.24 g/t
TTPC19-002	189	228	39	1.82	39m @ 1.82 g/t
TTPC19-004	199	211	12	1.45	12m @ 1.45 g/t
TTPC19-005A	342	382	41	1.12	40.7m @ 1.12 g/t
TTPC19-006A	181	204	23	1.04	23m @ 1.04 g/t
TTPC19-006A	242	276	34	2.23	34m @ 2.23 g/t
TTPC19-006A	281	297	16	2.38	16.4m @ 2.38 g/t
TTPC19-008	90	122	32	1.46	32m @ 1.46 g/t
TTPC19-008	185	259	74	1.93	74m @ 1.93 g/t
TTPC19-009	80	94	14	1.14	14m @ 1.14 g/t
TTPC19-009	99	156	57	2.96	57m @ 2.96 g/t
TTPC19-010	191	235	44	1.72	44m @ 1.72 g/t

*Note:  Mineralized intercepts have been re-calculated using a 0.3 g/t lower cut-off from the 0.5 g/t lower cut-off used in the news release dated April 8, 2019. The lower cut-off provided a better fit between calculated intervals and  the geological interpretations compiled to date.  For full drill intercepts and relevant sections, please see Appendix 1 of this news release.

Fromenda Target

The Fromenda Target is located approximately 10km further southwest of the Tontokrom Target along the same highly prospective Fromenda Shear Corridor. Results from historic drilling were positive and identified mineralization. A 5,000m drill program has been designed to confirm the mineralization as well as to step out along strike and to depth. This is expected to commence after the Phase 1 drilling program at Tontokrom has been completed.

QA/QC

Drill samples are being analyzed at the Intertek Laboratory in Tarkwa, Ghana by 50g fire assay. Initial observations indicate some coarse gold component and follow up screen fire assay analysis is being considered. Intervals are calculated using a 0.3 g/t cut-off and three metres maximum internal dilution. Reposted widths are drilled intervals and true widths vary depending on drill orientation and are not fully understood at this time. Assay values are uncut.

Qualified Person Statements

Benjamin Gelber (P.Geo), Group Geology Manager, is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

Alex Buck – Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum (the “CIM Council”) Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”).  The Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are “substantially similar” to the corresponding terms under the CIM Definition Standards.  In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.  United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

Appendix 1

Table 2: Collar location table for Tontokrom Phase 1 exploration drilling program

Hole ID	Easting	Northing	RL	Azimuth	Dip	Depth RC Pre-collar (m)	Total Depth (m)
TTPC19-001	611065.81	691976.53	145.04	130	-45	111	248.7
TTPC19-002	610979.25	691931.85	144.49	130	-45	111	255
TTPC19-003	611137.33	692015.77	145.27	130	-45	66	249
TTPC19-004	610918.42	691900.85	147.29	130	-45	102	300
TTPC19-005	611210.78	691736.45	163.23	310	-45	114	360
TTPC19-005A	611212.42	691734.05	163.35	311	-45	114	422.5
TTPC19-006	611125.58	691690.12	165.93	310	-45	61	61
TTPC19-006A	611126.64	691691.45	165.85	310	-45	102	350
TTPC19-007	610930.97	691916.97	153	130	-58	102	101.5
TTPC19-008	610931.32	691919.15	146.27	130	-58	72	453.2
TTPC19-009	610976.27	691930.68	144.82	130	-61	60	366.2
TTPC19-010	611047.36	691998.69	145.35	130	-56	65.5	350

Table 3: Drill results from the Tontokrom Phase 1 exploration program

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t)	Grade Thickness (m)
TTPC19-001	611066	691977	145.04	130	-45	248.7	128	141	13	2.62	34.06
						Including	132	139	7	4.08	28.56
							162	173	11	1.00	11.00
							197	207	10	0.69	6.90

TTPC19-002	610979	691932	144.49	130	-45	255	64	85	21	0.94	19.74
							91	107	16	1.73	27.68
							114	124	10	0.77	7.70
							136	178	42	2.63	110.46
						Including	151	152	1	75.68	75.68
							189	228	39	1.82	70.98
						Including	211	218	7	3.40	23.80

TTPC19-004	610918	691901	147.29	130	-45	300	31	38	7	0.58	4.06
							83	88	5	0.86	4.30
							104	108	4	1.15	4.60
							148	152	4	0.84	3.36
							159	175	16	0.77	12.32
							182	189	7	1.52	10.64
							199	211	12	1.45	17.40

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t)	Grade Thickness (m)
TTPC19-005A	611212	691734	163.35	311	-45	422.5	293	321	28	0.74	20.72
							341	382	41	1.12	45.92
							385	399	14	0.59	8.26
							402	422	20	0.64	12.80

TTPC19-006A	611127	691691	165.85	310	-45	350	36	39	3	1.67	5.01
							181	204	23	1.04	23.92
							242	276	34	2.23	75.82
							280.6	297	16.4	2.38	39.03
						Including	293.5	294.5	1	19.09	19.09
							303	309.3	6.3	1.25	7.88
							315	319.1	4.1	2.19	8.98

TTPC19-008	610931	691919	146.27	130	-58	453.2	90	122	32	1.46	46.72
							185	259	74	1.93	142.82

TTPC19-009	610976	691931	144.82	130	-61	366.2	80	94	14	1.14	15.96
							99	156	57	2.96	168.72
							162	179	17	0.44	7.48
							192	200	8	1.16	9.28
							204.5	223.2	18.74	1.05	19.68

TTPC19-010	611047	691999	145.35	130	-56	350	145	153	8	0.84	6.72
							175.5	181.5	6	0.79	4.74
							191	235	44	1.72	75.68
							244.8	251	6.2	0.84	5.21
							257.7	270	12.3	0.51	6.27
							268	270.3	2.3	0.83	1.91
							288.8	295.2	6.4	1.43	9.15
Intervals calculated with a 0.3 g/t cut-off and three metres maximum internal dilution.
True widths vary depending on drill orientation.
UTMs are WGS84 - Zone 30N.
All grades are uncut.

611100X
692000Y
611200X
691900Y
611300X
N
TTPC19-003
Topo
Base of Complete Oxidation
Top of Fresh Rock
2m @ 0.44 g/t
100Z
0Z
249m
North
East
Legend
Litho
Saprolite
Siltstone
Shales
Sandstone
Granite
Topo
Structures
Base of Complete Oxidation
Top of Fresh Rock
Intercept Au(g/t)
< 0.50
0.50 to 1.00
1.00 to 1.50
1.50 to 2.00
>= 2.00
Mineralisation Envelope

ASANKO GOLD	Section1	Scale is Approximate	Plot Date 28-Apr-2019	Sheet 1 of 1	Tontokrom Drilling Program	ASANKO GOLD GHANA LTD
			Plot File: Vizex			
		20	0	20m

Figure 1: Plan Section of TTPC19-003

TTPC19-010
TTPC19-001
Topo
Base of Complete Oxidation
Top of Fresh Rock
100Z
0Z
-100Z
611000X
692000Y
611100X
691900Y
611200X
691800Y
611300X
N
2m @ 0.31 g/t
3m @ 2.29 g/t
7m @ 0.35 g/t
13m @ 2.62 g/t
6m @ 0.47 g/t
11m @ 1.00 g/t
2m @ 1.11 g/t
10m @ 0.67 g/t
249m
5.9m @ 0.39 g/t
8m @ 0.86 g/t
6m @ 0.79 g/t
44m @ 1.72 g/t
6.2m @ 0.84 g/t
12.6m @ 0.51 g/t
6.4m @ 1.43 g/t
355m
North
East
Legend
Litho
Saprolite
Siltstone
Shales
Sandstone
Granite
Topo
Structures
Base of Complete Oxidation
Top of Fresh Rock
Intercept Au(g/t)
< 0.50
0.50 to 1.00
1.00 to 1.50
1.50 to 2.00
>= 2.00
Mineralisation Envelope

ASANKOGOLD	Section 2	Scale is Approximate	Plot Date 28-Apr-2019	Sheet 1 of 1	Tontokrom Drilling Program	ASANKO GOLD GHANA LTD
		20 0 20m	Plot File: Vizex

Figure 2: Plan Section of TTPC19-001 and TTPC19-010

69200Y
611000X
6917_0Y
611250X
TTPC19-005A
Topo
Base of Complete oxidation
Top of Fresh Rock
TTPC19-009
TTPC19-002
N
21m @ 0.94 g/t
16m @ 1.73 g/t
10m @ 0.77 g/t
14m@1.14g/t
42m @ 2.63 g/t
2m @ 0.76 g/t
57m@2.96g/t
39m @ 1.82 g/t
0Z
3m @ 1.37 g/t
17.15@0.44g/t
5m@0.39g/t
8.53m@1.16g/t
255m
18.74m@1.05g/t
5m@0.42g/t
27.8m @ 0.74 g/t
40.7m @ 1.12 g/t
13.5m @ 0.59 g/t
423m
19.3m @ 0.64 g/t
370m
North
East
69200Y
611000X
691750Y
Legend
Litho
Saprolite
Siltstone
Shales
Sandstone
Granite
Topo
Structures
Base of Complete Oxidation
Top of Fresh Rock
Intercept Au(g/t)
< 0.50
0.50 to 1.00
1.00 to 1.50
1.50 to 2.00
>= 2.00
Mineralisation Envelope

ASANKOGOLD

Section 3

Scale is Approximate	Plot Date 28-Apr-2019	Sheet 1 of 1
	Plot File: Vizex	
20 0 20m		

Tontokrom Drilling Program

ASANKO GOLD GHANA LTD

Figure 3: Plan Section of TTPC19-002, TTPC19-005A and TTPC19-009

692000Y
611000X
691750Y
611250X
N
TTPC19-004
TTPC19-008
Topo
Base of Complete Oxidation
Top of Fresh Rock
7m @ 0.58 g/t
5m @ 0.86 g/t
4m @ 1.15 g/t
4m @ 0.84 g/t
16m @ 0.77 g/t
8.4m @ 1.33 g/t
12m @ 1.45 g/t
3.6m @ 0.28 g/t
32m@1.46g/t
74m@1.93g/t
2.1m@1.30g/t
300m
453m
0Z
0Z
-250Z
North
East
Legend
Litho
Saprolite
Siltstone
Shales
Sandstone
Granite
Topo
Structures
Base of Complete Oxidation
Top of Fresh Rock
Intercept Au(g/t)
< 0.50
0.50 to 1.00
1.00 to 1.50
1.50 to 2.00
>= 2.00
Mineralisation Envelope

ASANKO GOLD	Section 4	Scale is Approximate	Plot Date 28-Apr-2019	Sheet 1 of 1	Tontokrom Drilling Program	ASANKO GOLD GHANA LTD
		20 0 20m	Plot File: Vizex

Figure 4: Plan Section of TTPC19-004 and TTPC19-008

TTPC19-006A
Topo
Base of Complete Oxidation
Top of Fresh Rock
200Z
100Z
0Z
-100Z
691900Y
610900X
691800Y
611000X
691700Y
611100X
611200X
N
2m @ 0.56 g/t
3m @ 1.67 g/t
23m @ 1.04 g/t
34m @ 2.23 g/t
16.4m @ 2.38 g/t
6.3m @ 1.25 g/t
4.1m @ 2.19 g/t
2.1m @ 1.17 g/t
333m
North
East
Legend
Litho
Saprolite
Siltstone
Shales
Sandstone
Granite
Topo
Structures
Base of Complete Oxidation
Top of Fresh Rock
Intercept Au(g/t)
< 0.50
0.50 to 1.00
1.00 to 1.50
1.50 to 2.00
>= 2.00
Mineralisation Envelope

ASANKOGOLD	Section 5	Scale is Approximate	Plot Date 28-Apr-2019	Sheet 1 of 1	Tontokrom Drilling Program	ASANKO GOLD GHANA LTD
			Plot File: Vizex			
		20 0 20m

Figure 5: Plan Section of TTPC19-006A